WRITER’S DIRECT DIAL

501-688-8866

August 14, 2013

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Home BancShares, Inc.
Registration Statement on Form S-4
Filed July 12, 2013
File No. 333-189930

Dear Mr. Windsor:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the Staff’s comments contained in your letter to Mr. C. Randall Sims, dated August 8, 2013. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the heading contained in your letter.

Form S-4

Prospectus Cover Page

1.	Revise the cover page to identify the per share merger consideration that Home BancShares will exchange for each share of Liberty shares based upon the shares outstanding as of the date that the merger was announced or some other recent date.

Response: Revision has been made to the prospectus cover page of Amendment No. 1.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

2.	Revise the cover page to disclose that if Home BancShares’s share price increases or decreases more than 25% compared to the $22.82 closing price on June 25, 2013 that either party can terminate the merger.

Response: In the Company’s 8-K filed with the SEC on August 2, 2013, Home BancShares reported an amendment to the merger agreement that deleted the termination right if the HBI Average Closing Price (as defined in the merger agreement) increases by more than 25% from the $22.82 closing price on June 25, 2013. In lieu of a termination right, the merger agreement now includes a minimum aggregate number of shares issuable if the HBI Average Closing Price is more than 25% above the $22.82 closing price on June 25, 2013. This information, as well as the termination right if the HBI Average Closing Price has decreased by more than 25% from the $22.82 closing price on June 25, 2013, has been added to the prospectus cover page of Amendment No. 1. Revisions have also been made to other portions of the prospectus in Amendment No. 1 to describe the amendment to the merger agreement described in the Company’s 8-K filed with the SEC on August 2, 2013. See pages 1, 9 and 42.

3.	Revise the section entitled “LBI” on page 7 to disclose audited revenues and profit or loss for the past three fiscal years, so that investors are better able to compare Liberty with the information provided for Home BancShares in the preceding section.

Response: Revisions have been made to the referenced portion of the Prospectus. See page 8.

Unaudited Pro Forma Combined Consolidated Financial Information, page 32

4.	Please revise the introductory paragraphs to clearly explain that the pro forma financial information reflects the impact of paying off the LBI SBLF preferred stock as discussed in notes B and O.

Response: Revisions have been made to the referenced portion of the Prospectus. See page 32.

5.	Please revise to provide the financial information for Premier Bank, Heritage Bank of Florida and Vision Bank for the period prior to your acquisition in the pro forma income statement for 2012.

Response: Revisions have been made to the referenced portion of the Prospectus. See page 32.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

6.	Please revise the notes to the pro forma balance sheet to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and the recognition of intangible assets.

Response: Revisions have been made to the referenced portion of the Prospectus. See page 36.

The Merger, page 41

7.	Please provide us with copies of any reports, presentations or other materials provided by Raymond James to the Board of Home BancShares and by Sheshunoff & Co. to the Board of Liberty.

Response: Counsel to Home BancShares and counsel to Liberty will provide, under separate cover, copies of the requested information for the Staff’s review. These materials are being submitted to the Staff by overnight delivery pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934.

Dissenters Rights, page 43

8.	Please revise your disclosure to clarify if an investor must vote against the merger, or must simply not vote in favor of the merger, in order to exercise their dissenters rights under Arkansas law. Please refer to Item 18 of Form S-4 and Item 3 of Schedule 14A.

Response: Revisions have been made to the referenced portion of the Prospectus. See page 43.

Opinion of LBI’s Financial Advisor page 46

9.	On page 47, you state that Sheshunoff was provided with information relating to Home BancShares’s “business prospects” and “certain internal information regarding Home BancShares.” In the first bullet point on page 54 you state that Raymond James was provided with internal projections for Liberty. To the extent that the earnings estimates, or any other information provided by Home BancShares to Liberty or its representatives, or by Liberty to Home BancShares or its representative, represents material nonpublic information, revise the registration statement to disclose that information.

Response: A review was made of materials exchanged by the financial staffs of Raymond James and Sheshunoff as part of the due diligence process related to the proposed merger. In that due diligence, Home BancShares gave certain forward-looking financial information to Raymond James.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

On a supplemental basis pursuant to Rule 12b-4 under the Exchange Act, we are providing to the Staff copies of the Raymond James and Sheshunoff materials that were provided to the Boards of Home BancShares and Liberty. Home BancShares, however, has not included a summary of such information in Amendment No. 1 based on its belief that the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit.

Home BancShares is also concerned that some stockholders may place undue significance on any forecasts which may be included, notwithstanding any cautionary language which may accompany such forecasts. The projections alone do not constitute a complete description of the financial analyses. Considering the data without considering the methodologies and assumptions underlying the analyses could create a misleading or incomplete view of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.

The projections furnished to Raymond James used in certain analyses were prepared under the direction of Home BancShares’ senior management team. Home BancShares does not publicly disclose internal management projections of the type provided to the financial advisors in connection with their review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

The Company would also like the Staff to note that the effective S-4s of Bank of the Ozarks, Inc., Wesbanco, Inc., Glacier Bancorp, Inc., Lakeland Bancorp, Inc., and Columbia Banking System, Inc., did not include any disclosure of internally prepared projections although the disclosure states that such projections were made available to the financial advisors.

10.	Revise your disclosure to clarify if Sheshunoff has had any other material relationship with Liberty or Home BancShares during the preceding 2 years. Please clarify if Sheshunoff received any compensation for any services provided to Liberty or Home BancShares, other than the amount paid for the fairness opinion disclosed on page 52.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

Response: Revisions have been made to the referenced portion of the Prospectus. See page 52. Sheshunoff has not received any compensation for any services provided to Liberty or Home BancShares other than as disclosed on page 52.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 106

11.	We observe from Note 3 to LBI’s interim financial statements on page F-12 and Note 5 to LBI’s annual financial statements on page F-39 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has been consistently increasing from December 31, 2011 through March 31, 2013. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk included in this portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors.

Response: Revisions have been made to the referenced portion of the Prospectus. See pages 110 and 130.

12.	On page 95 you disclose that the unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management’s estimate of probable losses and it reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. We also note that the unallocated component has fluctuated between representing 11% – 19% of the total allowance for loan losses from December 31, 2011 to March 31, 2013.

Please revise your MD&A to present additional granularity regarding the key drivers in the variability of this amount. Also discuss trends in the key drivers for each period presented and how those key drivers impacted the amount recorded at each period end presented.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

Response: Revisions have been made to the referenced portion of the Prospectus. See pages 110 and 130.

Financial Statements

Note 3: Loans and Allowance for Loan Losses, page F-11

13.	Please revise the impaired loans table for interim and annual periods to disclose the amount of impaired loans, by class of financing receivable, for which there is no specific allocation of the allowance for loan losses or if appropriate, disclose that all impaired loans have an allowance for loan loss. Refer to ASC 310-10-50-15(a)(3)(ii).

Response: Revisions have been made to the referenced portion of the Prospectus. See pages F-14, F-15, F-42 and F-43.

Exhibit 5.1 Opinion

Exhibit 8.1 Tax Opinion

14.	Please file each opinion as soon as possible to facilitate staff review.

Response: The opinion and tax opinion have been filed as Exhibits 5.1 and 8.1, respectively, to Amendment No. 1.

Mr. Christian Windsor

United States Securities and Exchange Commission

August 14, 2013

Acknowledgments

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MITCHELL, WILLIAMS, SELIG,

GATES & WOODYARD, P.L.L.C.

            C. Douglas Buford, Jr.

CDB:dw

cc:	Mr. C. Randall Sims